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                                Filed by The J. M. Smucker Company pursuant to
                                Rule 425 under the Securities Exchange Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.
                                Subject company: The J. M. Smucker Company
                                (Commission File No. 1-5111)

The following is a press release issued by The J. M. Smucker Company on May 16, 2000.


FOR IMMEDIATE RELEASE          MAY 16, 2000
                               THE J. M. SMUCKER COMPANY
                               STRAWBERRY LANE, ORRVILLE, OHIO 44667
                               (330) 682-3000
                               CONTACT:  STEVEN J. ELLCESSOR, VICE PRESIDENT-
                                         FINANCE AND ADMINISTRATION AND
                                         GENERAL COUNSEL



              SMUCKER ANNOUNCES SHAREHOLDER VALUE ENHANCEMENT PLAN

ORRVILLE, Ohio, May 16, 2000-- The J.M. Smucker Company (NYSE: SJM.A and SJM.B) announced today a share consolidation and stock buyback plan to enhance shareholder value.

At its August 15th annual meeting, Smucker will ask its Class A and Class B Common shareholders to approve a one-for-one exchange of all their shares for new common shares that are similar to today's Class A voting common.

If the plan is approved by the shareholders, Smucker will couple the share consolidation with an offer to buy back up to $100 million of Class A and Class B shares at $18.50 per share, a premium to the market price of the two classes as of the close of trading on May 15, 2000.

"The share consolidation, coupled with the buyback, is designed to benefit all shareholders," said Tim Smucker, the Company's chairman. "Together they will simplify our capital structure, resulting in a single class of common shares that we expect will be more liquid and easier to trade, with higher earnings per share and a higher return on shareholder equity."

"Our philosophy has always been to enhance shareholder value by building on our quality brands. The consolidation and buyback plan is an additional means to that end," Mr. Smucker continued.

The J.M. Smucker Company (www.smucker.com) was founded in 1897 when the Company's namesake and founder sold his first product--apple butter--from the back of a horse-drawn wagon. Today, over a century later, the Company is the market leader in fruit spreads, ice cream toppings, health and natural foods beverages, and natural peanut butter in

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North America. The Company has over 2,000 employees worldwide and distributes products in more than 60 countries.

Additional information regarding the shareholder value enhancement plan is included in the registration statement that the Company has filed with the Securities and Exchange Commission. That filing includes a preliminary proxy statement. Interested parties are encouraged to read the preliminary proxy statement and the final proxy statement when it becomes available because they contain important information. A copy of the registration statement may be obtained from the web site of the Securities and Exchange Commission, www.sec.gov, for free upon the posting of the statement at that site.

The Company, its directors, executive officers, and certain other members of management and employees, as well as its proxy solicitor, Corporate Investor Communications, Inc., may be soliciting proxies from Company shareholders in favor of the exchange proposal and buyback. Information concerning the participants in the solicitation is included in the registration statement.

This release contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially, including uncertainties relating to the actual liquidity of the Company's shares, the Company's operating performance, other factors affecting share prices, the number of shares repurchased in the buyback, and factors affecting capital markets generally.